CONSENT OF SCOTT PETSEL

I consent to the inclusion in this registration statement on Form S-3 of NovaCopper Inc., as amended, of the references to my name and the use of the technical information included in the “Arctic Project – Current Activities” and “Bornite Project – Recent Developments” sections of the registration statement.

I also consent to the incorporation by reference in this registration statement on Form S-3 of NovaCopper Inc., as amended, of the references to my name and the use of the technical information included in the “Arctic Project –Current Activities”, “Bornite Project – Recent Developments” and “Management’s Discussion and Analysis” sections of NovaCopper Inc.’s Annual Report on Form 10-K for the year ended November 30, 2012.

DATED:	March 11, 2013

/s/ Scott Petsel
Name: Scott Petsel